July 26, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549-3561

Attention: Justin Dobbie

Re:	Acceleration Request of Erickson Air-Crane Incorporated

Registration Statement on Form S-3 (File No. 333-189196)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Erickson Air-Crane Incorporated (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Tuesday, July 30, 2013, or as soon thereafter as practicable. The Company also hereby requests a copy of the written order verifying the effective date.

The Company hereby acknowledges that:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you should have any questions, please contact me at (503) 505-5815 or Michael Reed of DLA Piper LLP (US) at (202) 799-4229.

Very truly yours,

Erickson Air-Crane Incorporated

/s/ Charles Ryan
Charles Ryan
Chief Financial Officer, Senior Vice President,
Chief Accounting Officer, and Principal Accounting Officer